UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

INSTITUTIONAL FINANCIAL MARKETS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

45779L 107

(CUSIP Number)

Mead Park Capital Partners LLC

c/o Mead Park Holdings LP

126 East 56th, 19th Floor

New York, New York 10022

(212) 432-4770

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	Name of reporting person Mead Park Capital Partners LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,898,334(1)
	9	Sole dispositive power 0
	10	Shared dispositive power 3,898,334(1)
11	Aggregate amount beneficially owned by each reporting person 3,898,334(1)
12	Check box, if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 23.04%
14	Type of reporting person OO

[1]	Pursuant to its Limited Liability Company Agreement, Mead Park Capital Partners LLC (“the Reporting Person”) is required to vote the shares of common stock, par value $0.001 (the “Common Stock”) it beneficially owns equal to each member’s pro rata ownership of the Reporting Person in accordance with the direction of the respective member. The Reporting Person may not transfer any of the Issuer’s securities held by the Reporting Person without the consent of its members. As described in Item 5 of this Schedule 13D, at any time, the members of the Reporting Person can exchange their membership units of the Reporting Person for their pro rata portion of the Issuer’s securities held by the Reporting Person represented thereby.

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Item 1. Security and Issuer

This statement relates to the common stock, par value $0.001 per share (“Common Stock”), of Institutional Financial Markets, Inc., a Maryland corporation (the “Issuer”). The address of the Issuer’s principal executive offices is Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania 19104-2870.

Item 2. Identify and Background

(a) This statement is being filed by Mead Park Capital Partners LLC (the “Reporting Person”), a limited liability company formed under the laws of the State of Delaware.

(b) The business address of the Reporting Person is c/o Mead Park Holdings LP, 126 East 56th, 19th Floor, New York, New York 10022.

(c) Not applicable.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration

Reference is made to the Securities Purchase Agreement, dated May 9, 2013 (the “MP Purchase Agreement”), by and among the Issuer and the Reporting Person and Mead Park Holdings, LP (“Mead Park”), whereby the Issuer agreed to issue and to sell to the Reporting Person, (A) 1,949,167 newly issued shares (the “MP Shares”) of the Issuer’s common stock, par value $0.001 per share (“Common Stock”), at $2.00 per share for an aggregate amount of $3,898,334; and (B) convertible promissory notes (the “MP Notes”), in the aggregate principal amount of $5,847,501, which are convertible into 1,949,167 shares of Common Stock at $3.00 per share (the “MP Conversion Shares”), subject to certain customary anti-dilution adjustments.

On September 25, 2013, in connection with the closing (the “Closing”) of the transactions contemplated by the MP Purchase Agreement, the Reporting Person acquired from the Issuer the MP Shares and the MP Notes for the aggregate purchase price of $9,745,835. As of Closing, Jack J. DiMaio, Jr., Christopher Ricciardi and Nasser A. Ahmad were the only members of the Reporting Person.

Item 4. Purpose of the Transaction.

The information in Items 3 and 5 are incorporated by reference herein.

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The Reporting Person purchased the MP Shares and the MP Notes for investment purposes. The Reporting Person may, from time to time and at any time, acquire additional Common Stock, including derivative securities related to the Common Stock, and other equity, debt, notes, instruments or other securities of the Issuer and/or derivative securities relating thereto (collectively, “Securities”), in the open market or otherwise. The Reporting Person reserves the right to dispose of any or all of its Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

Other than as described in this Schedule 13D, the Reporting Person does not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Person may, at any time, review or reconsider its position with respect to the Issuer and reserve the right to develop such plans or proposals.

The MP Purchase Agreement provides that, at any meeting at which the Issuer’s stockholders may vote for the election of directors, for so long as the Reporting Person, Mead Park, or any of their controlled affiliates and principals collectively own (a) 15% or more of the Issuer’s outstanding Common Stock (counting for such purposes all MP Conversion Shares and units of membership interest of IFMI, LLC (“IFMI Units”) as outstanding shares of Common Stock), the Reporting Person may designate two individuals to stand for election at such meeting; and (b) less than 15% but greater than or equal to 10% of the Issuer’s outstanding Common Stock (counting for such purposes all MP Conversion Shares and IFMI Units as outstanding shares of Common Stock), the Reporting Person may designate one individual to stand for election at such meeting. On September 24. 2013, Jack J. DiMaio, Jr. and Christopher Ricciardi were elected to serve until the next annual meeting of stockholders and until their respective successors are duly elected and qualified, or until their earlier death, resignation or retirement. If the collective ownership of the Reporting Person, Mead Park, and any of their controlled affiliates and principals falls below the thresholds described above, the Reporting Person has agreed to cause its representative or representatives, as applicable, to resign from the Issuer’s Board of Directors (the “Board of Directors”).

In addition, for so long as the Reporting Person, Mead Park, or any of their controlled affiliates and principals collectively own 10% or more of the Issuer’s outstanding Common Stock (counting for such purposes all MP Conversion Shares and IFMI Units as outstanding shares of Common Stock), the Company has agreed to cause Mr. DiMaio to be elected and appointed as the Chairman of the Board of Directors. In the event both (a) Mr. DiMaio is no longer Chairman of the Board of Directors due to his death, disqualification or removal from office as director, and (b) Mr. Ricciardi is a member of the Board of Directors and agrees to act as Chairman thereof, then the Company has agreed to cause Mr. Ricciardi to be elected and appointed as the Chairman of the Board of Directors. On September 24, 2013, Mr. DiMaio was elected and appointed as the Chairman of the Board of Directors.

Contemporaneously with the Closing, the Issuer closed the transactions contemplated by the Securities Purchase Agreement, dated May 9, 2013 (the “CBF Purchase Agreement”), by and between the Issuer and Cohen Bros. Financial, LLC (“CBF”), a Delaware limited liability

CUSIP No. 45779L 107	Page 5 of 8

company of which Daniel G. Cohen is the sole member, whereby the Issuer agreed to issue and sell to CBF or its assignee (a) 800,000 newly issued shares (the “CBF Shares”) of Common Stock, at $2.00 per share for an aggregate amount of $1,600,000; and (b) a convertible promissory note, in the aggregate principal amount of $2,400,000, which is convertible into Common Stock at $3.00 per share (the “CBF Conversion Shares”), subject to certain customary anti-dilution adjustments.

The MP Purchase Agreement and CBF Purchase Agreement (together, the “Purchase Agreements”) are incorporated herein as Exhibits 1 and 2, respectively, and the descriptions of the Purchase Agreements contained herein are qualified in their entirety by reference to such Exhibits 1 and 2, as applicable.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The percentages used in the table below and elsewhere herein are based on (a) 12,222,666 shares of the Issuer’s Common Stock outstanding as of August 1, 2013, as provided in the Issuer’s Quarterly Report on Form 10-Q for the reporting period ended June 30, 2013 and filed with the SEC on August 6, 2013; plus (b) 1,949,167 shares of Common Stock representing the MP Shares; plus (c) 800,000 shares of Common Stock representing the CBF Shares; plus (d) 1,949,167 shares of Common Stock, issuable upon conversion of the MP Notes as of September 25, 2013. The percentages used in the table below and elsewhere herein do not include the 4,983,557 shares of Series E Non-Convertible Preferred Stock of the Issuer which is currently outstanding and which votes together with the Common Stock on all matters submitted to a vote of stockholders of the Issuer.

Number of Shares of Common Stock with Sole Voting Power	Number of Shares of Common Stock with Sole Dispositive Power	Number of Shares of Common Stock with Shared Voting and Dispositive Power	Aggregate Number of Shares of Common Stock Beneficially Owned	Percentage of Class Beneficially Owned
0	0	3,898,334	3,898,334	23.04%

The membership units of the Reporting Person may, at any time at the option of each of the members thereof, be exchanged for each member’s respective pro rata portion of the Issuer’s securities held by the Reporting Person represented thereby. As of September 25, 2013, the Reporting Person’s membership units could be exchanged for (a) 1,949,167 shares of the Issuer’s Common Stock and (b) convertible senior promissory notes with an aggregate face value of $5,847,501.

At any time prior to September 25, 2018 (the maturity date), the Reporting Person may, at its option, convert all or any part of the outstanding principal amount of such convertible senior promissory notes into shares of the Issuer’s Common Stock at a $3.00 per share conversion price, subject to certain customary anti-dilution adjustments. In addition, under certain situations, the Issuer can elect to pay interest on the convertible senior promissory notes by increasing the principal amount of the note. If the Issuer elects this option, the number of shares that the notes convert into will increase. The maximum number of shares of the Issuer’s Common Stock (subject to customary anti-dilution adjustments) that the notes can convert into is 2,897,204

CUSIP No. 45779L 107	Page 6 of 8

shares (assuming no interest is paid in cash). The up to 948,037 additional shares of Common Stock into which the notes can convert are not included in this Schedule 13D as shares of Common Stock that the Reporting Persons may be deemed to beneficially own.

As of the Closing, Jack J. DiMaio, Jr., Christopher Ricciardi and Nasser A. Ahmad were the only members of the Reporting Person. Pursuant to its Limited Liability Company Agreement, the Reporting Person is required to vote the shares of Common Stock it beneficially owns equal to each member’s pro rata ownership of the Reporting Person in accordance with the direction of the respective member. As described in Item 5 of this Schedule 13D, at any time, the members of the Reporting Person can exchange their membership units of the Reporting Person for their pro rata portion of the Issuer’s securities held by the Reporting Person represented thereby. The Reporting Person may not transfer any of the Issuer’s securities held by the Reporting Person without the consent of its members.

(c)	Except as set forth in Item 4 above, there have been no transactions by the Reporting Person in shares of Common Stock during the last 60 days.

(d)	The Reporting Person has the right to receive dividends from the MP Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented by the information set forth in Items 4 and 5 above, which information is incorporated by reference herein.

Contemporaneously with the execution of the Purchase Agreements, the Issuer, the Reporting Person and CBF entered into a Registration Rights Agreement (the “Registration Rights Agreement”), which became effective as of the Closing. Pursuant to the Registration Rights Agreement, the Issuer agreed to, no later than thirty days after the Closing, file a registration statement for the resale of the MP Shares, the CBF Shares, the MP Conversion Shares and the CBF Conversion Shares. The Issuer will use its reasonable best efforts to cause the registration statement to become effective as soon as practicable after the filing thereof and remain continuously effective for a period of three years, and the Issuer will file a new registration statement upon request of the Reporting Person. In addition, in the event that the Issuer proposes to register any of its Common Stock in connection with an underwritten public offering (whether an offering of Common Stock by the Issuer, stockholders of the Issuer, or both, subject to certain exceptions), the Issuer has agreed to, at the request of the Reporting Person and/or CBF, as applicable, include in such registration any of the MP Shares, the CBF Shares, the MP Conversion Shares and the CBF Conversion Shares, subject to the terms of the Registration Rights Agreement.

The Registration Rights Agreement is incorporated herein as Exhibit 3 and the description of the Registration Rights Agreement contained herein is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 3.

CUSIP No. 45779L 107	Page 7 of 8

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

1	Securities Purchase Agreement, dated as of May 9, 2013, by and among Institutional Financial Markets, Inc., Mead Park Capital Partners LLC, and, solely for purposes of Section 6.3 thereof, Mead Park Holdings, LP. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2013).

2	Securities Purchase Agreement, dated as of May 9, 2013, by and between Institutional Financial Markets, Inc. and Cohen Bros. Financial, LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2013).

3	Registration Rights Agreement, dated May 9, 2013, by and among Institutional Financial Markets, Inc., Cohen Bros. Financial, LLC and Mead Park Capital Partners LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2013).

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SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2013

Mead Park Capital Partners LLC

By:	/s/ Jack J. DiMaio, Jr.
Name:	Jack J. DiMaio, Jr.
Title:	Authorized Signatory